UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of November 2020
Commission File Number: 001-37669
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Nomad Foods Limited
(Translation of registrant’s name in English)

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No. 1 New Square
Bedfont Lakes Business Park
Feltham, Middlesex TW14 8HA
+ (44) 208 918 3200
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Findus Switzerland Acquisition

On November 9, 2020, Nomad Foods Limited (the “Company”) entered into an agreement (the “Agreement”) with Froneri International Ltd. (the “Seller”), pursuant to which CSI - Compagnia Surgelati Italiana SpA (“Purchaser”), an indirect wholly-owned subsidiary of the Company, agreed to acquire Findus Switzerland AG (“Findus Switzerland”) from the Seller, and certain related intellectual property from an affiliate of Nestlé S.A., for approximately €110 million on a debt-free, cash-free basis, subject to certain adjustments (the “Acquisition”). Findus Switzerland is the leading frozen food brand in Switzerland with a portfolio of value-added frozen products across certain categories including fish, vegetables and ready meals. The purchase price is expected to be funded through cash on hand.

The Company has agreed to guarantee the performance of all obligations and liabilities of the Purchaser under the Agreement. The Agreement contains customary warranties from the Company and the Seller as well as customary indemnification rights for transactions of this type. Certain of the indemnification obligations are subject to deductible amounts and caps and other limitations on liability.

The Acquisition is expected to be completed before the end of the first quarter of 2021, subject to certain closing conditions including obtaining any necessary regulatory approvals.

A copy of the press release announcing the Acquisition is furnished herewith as Exhibit 99.1.

Investor Presentation

As previously announced, the Company is scheduled to hold a virtual Investor Day on Tuesday, November 10, 2020. A webcast of the session will be available following the conclusion of the event on the Company’s website at
http://www.nomadfoods.com.

A copy of the investor presentation is furnished as Exhibit 99.2 to this Form 6-K.

This information included in this Form 6-K related to the Acquisition is incorporated by reference into the registration statements on (i) Form S-8 filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2016 (File No. 333-211095), (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044), and (iii) Form F-3 filed with the Commission on June 4, 2018, which was automatically effective upon filing with the Commission (File No. 333-225402).

Exhibits 99.1 and 99.2 are furnished herewith and are not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Stéfan Descheemaeker
Name:	Stéfan Descheemaeker
Title:	Chief Executive Officer
Dated: November 10, 2020

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press Release issued by Nomad Foods Limited on November 9, 2020 relating to the Acquisition.
99.2	Nomad Foods Limited Investor Presentation.